UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 _________________________
FORM 11-K
 ____________________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-3671

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
GENERAL DYNAMICS CORPORATION
401(K) PLAN 4.5

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
GENERAL DYNAMICS CORPORATION
2941 Fairview Park Drive, Suite 100
Falls Church, Virginia 22042-4513

GENERAL DYNAMICS CORPORATION
401(k) PLAN 4.5

Report of Independent Registered Public Accounting Firm
The Participants and Audit Committee of the General Dynamics Corporation 401(k) Plan 4.5:
We have audited the accompanying statements of net assets available for benefits of the General Dynamics Corporation 401(k) Plan 4.5 (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying schedules of Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2014 and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules of Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2014 and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014 are fairly stated in all material respects in relation to the 2014 financial statements as a whole.
/s/ KPMG LLP
McLean, VA
June 25, 2015

2

GENERAL DYNAMICS CORPORATION
401(k) PLAN 4.5
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
Assets:
Investments in Master Trust at fair value (note 4)	$4,950,369,886	4,232,436,941
Notes receivable from participants	110,466,067	105,066,430
Contributions receivable – employer	9,685,041	9,046,345
Contributions receivable – participant	7,906,277	8,868,238
Due from merged plans	—	172,686,075
Total assets	5,078,427,271	4,528,104,029
Liabilities:
Accrued administrative expenses	402,768	129,879
Net assets reflecting all investments at fair value	5,078,024,503	4,527,974,150
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(22,817,874)	(10,240,832)
Net assets available for benefits	$5,055,206,629	4,517,733,318
See accompanying notes to financial statements.

3

GENERAL DYNAMICS CORPORATION
401(k) PLAN 4.5
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2014

Additions to net assets attributed to:
Participation in net income of Master Trust (Note 4)	$604,252,878
Interest income from notes receivable from participants	3,479,677
Contributions:
Rollovers	20,874,662
Participant	225,233,225
Employer	114,678,448
Total contributions	360,786,335
Total additions	968,518,890
Deductions from net assets attributed to:
Benefits paid to participants (note 7)	427,574,045
Administrative expenses	2,749,735
Total deductions	430,323,780
Net increase prior to transfers	538,195,110
Net transfers to and from other plans within the master trust (note 1)	(721,799)
Net increase	537,473,311
Net assets available for benefits:
Beginning of year	4,517,733,318
End of year	$5,055,206,629
See accompanying notes to financial statements.

4

GENERAL DYNAMICS CORPORATION
401(k) PLAN 4.5
Notes to Financial Statements
December 31, 2014 and 2013

(1)	Plan Description
The following description of the General Dynamics Corporation 401(k) Plan 4.5 (the Plan) provides only general information. Participants should refer to the Plan Document and related amendments for a more complete description of the Plan’s provisions.

(a)	General
The Plan is a defined contribution plan covering eligible employees of General Dynamics Corporation (the Company, Employer, Plan Administrator, or the Plan Sponsor) and its subsidiaries. Employees subject to a collective bargaining agreement are not eligible to participate in this Plan. The Plan is one of four plans that utilize the General Dynamics Corporation 401(k) Plan Master Trust Agreement (Master Trust).
The net transfers to and from plans within the Master Trust are a result of individual participants transferring jobs which causes them to become a participant in a different plan that also participates in the Master Trust.

(b)	Plan Administration
Fidelity Management Trust Company (Fidelity) holds the Plan’s assets as the Plan’s trustee and Fidelity Workplace Services, LLC is the Plan’s recordkeeper.

(c)	Contributions
Participants are eligible to participate in the Plan upon hire.  Participants may contribute 1% to 50% of eligible compensation, as defined in the Plan Document, as pre-tax deferrals, Roth deferrals or after-tax contributions, up to the statutory limits defined by the Internal Revenue Code (IRC).  The Plan has an automatic enrollment feature under which new employees who do not make a contrary election within thirty days will automatically be enrolled in the Plan with a deferral rate of 3%.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified plans (rollovers).  The Plan has an Employer matching contribution of up to 100% of the first 3% of eligible compensation contributed to the Plan, and 50% of the next 3% of eligible compensation contributed to the Plan.  The Plan is intended to be a safe-harbor plan as defined in the IRC.
Participants at certain business units that do not accrue credited service under a Company‑sponsored defined benefit pension plan may be eligible to receive an Employer discretionary contribution based on a percentage of their eligible compensation. At December 31, 2014 and 2013, $0 and $1,127,053 of such discretionary contributions, respectively, were included as a receivable in the Plan’s financial statements.

(d)	Participant Accounts
Each participant directs his or her contributions to be invested in various funds. Changes to investment elections can be made according to rules set by the Company. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings and losses, less an allocation of administrative expenses. The benefit to which a participant is entitled is the vested balance of his or her account.

(e)	Vesting
Participants’ contributions and Company matching contributions made on or subsequent to January 1, 2007 are always 100% vested. Company discretionary contributions, if applicable, are subject to a three‑year cliff vesting schedule.

(f)	Notes Receivable from Participants
The Plan permits active participants to borrow the lesser of $50,000 less the highest outstanding note receivable (or participant loans or loan) balance during the last 12 months, or 50% of the vested amount in their accounts (subject to limits defined in the Plan Document and by the IRC). Loans are secured by the remaining balance in the participants’ accounts. Participants are required to repay the loan by regular payroll deductions over a period of up to five years. The Plan also offers primary residence loans (with terms up to 20 years). Loans are issued at the U.S. prime rate of interest. Participant loans outstanding at December 31, 2014, bear interest at rates that range from 3.21% to 10%. Participant loans are recorded at amortized cost, which is the remaining unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan Document.

5	(Continued)

GENERAL DYNAMICS CORPORATION
401(k) PLAN 4.5
Notes to Financial Statements
December 31, 2014 and 2013

(g)	Payment of Benefits
On termination of service, a participant (or designated beneficiary) may elect to (a) receive a lump‑sum amount equal to the value of the participant’s vested interest in his or her account, (b) roll over the value of the participant’s vested interest in his or her account into an eligible retirement plan, (c) receive annual or monthly fixed-amount installment payments, or (d) receive a partial distribution of his or her total account balance. Active participants may be eligible to receive in‑service or hardship withdrawals or withdrawals allowed under the IRC for participants that reach age 59½, subject to the provisions in the Plan Document.

(h)	Forfeited Accounts
Forfeitures are used to reduce Employer contributions. At December 31, 2014 and 2013, participants’ forfeited nonvested accounts were not significant. Forfeitures used during 2014 to reduce Employer contributions were not significant.

(i)	Administrative Expenses
The Master Trust generally pays the administrative expenses of the Plan. The Plan Document provides that the Company may reimburse the Plan for administrative expenses. The Company did not reimburse any administrative expenses in 2014.
Company employees perform certain administrative functions that are not reimbursed by the Master Trust. The Plan Document provides that the Company is entitled to reimbursement for certain costs incurred on behalf of the Plan. The Company did not seek reimbursement for these costs in 2014.
Administrative expenses included in the Statement of Changes in Net Assets Available for Benefits are expenses that have been specifically identified as expenses of this Plan.

(j)	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting
The accompanying financial statements are prepared under the accrual basis of accounting.

(b)	New Accounting Pronouncement
In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for fiscal years beginning after December 15, 2016, with early adoption permitted. The standard requires the use of the retrospective transition method. Management is currently evaluating the impact of the standard on the financial statements.

(c)	Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value with the exception of fully benefit‑responsive investment contracts (referred to herein as guaranteed investment contracts or GICs), which are adjusted from fair value to contract value. The Master Trust has both direct and indirect investments in GICs through its investment in the Fixed Income Fund.
Purchases and sales of investments are recorded on the trade date. Investment income consists of dividend income, interest income and net appreciation (depreciation) in the fair value of investments. Dividends are recognized on the ex‑dividend date, the date on which an entity or an individual must own the stock to receive the pending dividend.

6	(Continued)

GENERAL DYNAMICS CORPORATION
401(k) PLAN 4.5
Notes to Financial Statements
December 31, 2014 and 2013

Interest income is recorded on an accrual basis. Net appreciation (depreciation) includes the gains and losses on investments bought and sold as well as held during the year.

(d)	Payment of Benefits
Benefits are recorded when paid.

(e)	Use of Estimates
The preparation of financial statements in accordance with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(f)	Reclassification
Certain prior year amounts have been reclassified to conform to the current year presentation

(3)	Tax Status
The Internal Revenue Service (IRS) issued a favorable determination letter on September 23, 2013, indicating that the Plan is a qualified plan under Section 401(a) of the IRC. The Plan is exempt from federal income tax under Section 501(a) of the IRC. Although the Plan has been amended subsequent to the date of the latest determination from the IRS, the Plan Sponsor and the Plan’s counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. There are currently no audits in progress for any tax periods. Under the IRS statute of limitations, the Plan is no longer subject to income tax examinations for years prior to 2011.

(4)	Investments

(a)	General
The Plan’s investments are held by the Master Trust, which was established for the investment of the Plan’s assets and the assets of the General Dynamics Corporation 401(k) Plan 3.0, the General Dynamics Corporation 401(k) Plan 5.0, and the General Dynamics Corporation 401(k) Plan for Represented Employees, collectively, the Plans. Each of the Plans has a pro rata interest in the Master Trust. Net assets and participation in the net income of the Master Trust are allocated to the Plans according to each Plan’s participants’ investment elections and earnings and losses thereon. At December 31, 2014 and 2013, the Plan’s interest in the net assets of the Master Trust was approximately 40% and 39%, respectively.

7	(Continued)

GENERAL DYNAMICS CORPORATION
401(k) PLAN 4.5
Notes to Financial Statements
December 31, 2014 and 2013

The following table presents the investments of the Master Trust as of December 31, 2014 and 2013:

	2014	2013
Participant-Directed Brokerage accounts
Equity securities	$73,930,585	$47,400,811
Registered investment companies	48,947,692	32,513,083
Interest bearing cash	32,558,711	25,566,615
General Dynamics Corporation common stock	3,407,807,484	2,543,378,903
Equity securities	1,138,745,540	1,032,284,124
Fixed Income Fund (Synthetic GICs)
Wrapper contracts	21,833,136	24,481,676
Mortgage-backed securities	632,170,465	725,043,217
Asset-backed securities	112,954,166	85,586,186
Corporate debt obligations	926,217,924	955,786,820
U.S. Government debt obligations	854,645,826	906,707,081
Foreign government debt obligations	11,012,042	1,830,425
Overnight deposit accounts	166,554,397	161,096,213
Collective trusts	2,536,490	29,144,831
Interest bearing cash	29,354,109	47,062,151
Units of collective trusts	4,868,218,344	4,211,014,209
Registered investment companies	231,236,182	158,010,913
Overnight deposit accounts	14,650,298	20,412,469
Interest bearing cash	5,691,077	3,566,870
Total investments at fair value	12,579,064,468	11,010,886,597
Non-interest bearing accounts	30,876,190	—
Pending trades receivable and interest receivable	236,265,996	1,884,068,665
Total assets	12,846,206,654	12,894,955,262
Pending trades payable and accrued expenses	(392,809,188)	(2,062,405,169)
Total liabilities	(392,809,188)	(2,062,405,169)
Net assets of Master Trust before adjustment to contract value	12,453,397,466	10,832,550,093
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(72,772,198)	(33,528,140)
Net assets of Master Trust	$12,380,625,268	$10,799,021,953

The Plans’ interests in the Master Trust’s net assets at December 31, 2014 and 2013, were as follows:

	2014	2013
General Dynamics Corporation 401(k) Plan 3.0	$3,468,207,367	$3,247,426,122
General Dynamics Corporation 401(k) Plan 4.5	4,927,552,012	4,222,196,109
General Dynamics Corporation 401(k) Plan 5.0	2,660,367,952	2,196,524,591
General Dynamics Corporation 401(k) Plan for Represented Employees	1,324,497,937	1,132,875,131
Total	$12,380,625,268	$10,799,021,953

8	(Continued)

GENERAL DYNAMICS CORPORATION
401(k) PLAN 4.5
Notes to Financial Statements
December 31, 2014 and 2013

Net investment income for the Master Trust for the year ended December 31, 2014, consisted of the following:

Net appreciation on equity securities other than Company stock	$102,755,653
Net appreciation on Company stock	1,090,909,248
Net appreciation in collective trust funds	408,167,502
Net appreciation in registered investment companies	2,025,545
Interest on fixed income fund	48,776,319
Dividends on Company stock	59,209,192
Dividends other than on Company stock	18,097,022
Total	$1,729,940,481
The net investment income for the Master Trust is net of investment manager fees.
The Plans’ interests in the Master Trust’s investment income for the year ended December 31, 2014, were as follows:

General Dynamics Corporation 401(k) Plan 3.0	$418,586,154
General Dynamics Corporation 401(k) Plan 4.5	604,252,878
General Dynamics Corporation 401(k) Plan 5.0	463,837,598
General Dynamics Corporation 401(k) Plan for Represented Employees	243,263,851
Total	$1,729,940,481

The fair value of the Master Trust’s investments that represented 5% or more of the Master Trust’s ending net assets as of December 31, 2014 and 2013, were as follows:

	2014	2013
General Dynamics Corporation common stock	$3,407,807,484	$2,543,378,903
Fixed Income Fund	2,628,296,959	2,647,345,994
Northern Trust S&P 500 Non-Lending Fund	1,759,840,278	1,553,538,888
Northern Trust Extended Market Index Fund	791,651,423	773,647,226

(b)	Fixed Income Fund (Synthetic GIC)
The Fixed Income Fund holds fully benefit-responsive investment contracts (wrapper contracts) with Metropolitan Life Insurance Company (MetLife) in order to provide participants with a stable, fixed-rate of return on investments, and protection of principal from changes in market interest rates. MetLife’s financial strength rating from Standard & Poor’s at December 31, 2014 was AA‑. The Fixed Income Fund consists of synthetic guaranteed investment contracts (“synthetic GICs”) that are valued at the estimated fair value of the underlying investments of the contracts, primarily debt securities and wrapper contracts. Interest is credited to the contracts at interest rates that reflect the performance of the underlying portfolio. MetLife resets the interest rates semi‑annually based on the market value of the portfolio and the guaranteed value over the weighted average duration of the investments. Participants will receive the principal and accrued interest upon withdrawal for events such as transfers to other Plan investment options or payments for retirement, termination of employment, disability, death and in‑service withdrawals as permitted by the Plan. The fixed income fund also invests in two stable value collective trusts.
The contract value of the Fixed Income Fund at December 31, 2014 and 2013, was $2,555,524,761 and $2,613,817,854, respectively, as compared to the fair value of $2,628,296,959 and $2,647,345,994, respectively. The average yield for the portfolio of fully benefit-responsive investment contracts based on actual earnings was 1.87% and 1.80%, for 2014 and 2013, respectively. The average yield based on the interest rate credited to participants at December 31, 2014 and 2013, was 2.05% and 1.59%, respectively. The crediting interest rate resets semi-annually and is based on an agreed‑upon

9	(Continued)

GENERAL DYNAMICS CORPORATION
401(k) PLAN 4.5
Notes to Financial Statements
December 31, 2014 and 2013

formula with the issuers, but cannot be less than zero. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the difference between the fully benefit-responsive investment contracts' book and market values; the amount and timing of Participant contributions; transfers and withdrawals into/out of the fully benefit-responsive investment contracts; and the duration of the underlying investments backing the fully benefit-responsive investment contracts.

(c)	Fair Value Determination
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between marketplace participants. Various valuation approaches can be used to determine fair value, each requiring different valuation inputs. The following hierarchy classifies the inputs used to determine fair value under U.S. GAAP:

•	Level 1 - Quoted prices (unadjusted) in active markets for identical investments.

General Dynamics Corporation Common Stock, Investments in Equity Securities, Units of Registered Investment Companies, Interest Bearing Cash and Overnight Deposit Accounts:
General Dynamics Corporation common stock, investments in equity securities and units of registered investment companies are valued using quoted prices in an active market. The fair value of interest bearing cash balances and overnight deposit accounts have been determined based upon the deposit account balance, with no discounts for credit quality or liquidity restrictions.

•	Level 2 - Inputs include:

*	Quoted prices for similar assets or liabilities in active markets

*	Quoted prices for identical or similar assets or liabilities in inactive markets

*	Inputs other than quoted prices that are observable for the assets or liabilities

*	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means

If the assets or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Units of Collective Trusts:
Units of collective trusts are private investment securities valued using the Net Asset Value (NAV) provided by the Plan’s trustee. NAV is based on the value of the underlying assets owned minus its liabilities, divided by the number of units outstanding. Investments in collective trusts are redeemable daily at NAV, and there are no restrictions on redemptions. Investments in collective trusts have investment strategies consistent with their classifications in the tables that follow. The NAV is quoted on a private market that is not active. However, the unit price is based primarily on underlying investments that are traded on an active market.
Asset-Backed, Mortgaged-Backed, Corporate Debt Obligations, U.S. Government Debt Obligations and Foreign Government Obligations:
Asset-backed and mortgage-backed securities are valued at their most recent bid prices (sales prices if their principal market is an exchange) in the principal market in which such securities are traded, as determined by recognized dealers in such securities, or are valued on the basis of information provided by a pricing service. The fair values of corporate debt obligations are estimated based on yields currently available on comparable securities of issues with similar credit ratings. The fair values of U.S. government debt obligations and foreign government debt obligations are estimated based on current rates for similar instruments.

10	(Continued)

GENERAL DYNAMICS CORPORATION
401(k) PLAN 4.5
Notes to Financial Statements
December 31, 2014 and 2013

•	Level 3 - Inputs are unobservable to the market participant

Wrapper Contracts:
Investments in wrapper contracts are valued at fair value using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio of securities. The contracts are unallocated in nature and are fully benefit-responsive. Therefore, net assets available for benefits reflects the Plan’s interest in the contract value of the Fixed Income Fund because the Plan’s allocable share of the difference between fair value and contract value for this investment is presented as a separate adjustment in the Statement of Net Assets Available for Benefits. There are no reserves against contract values (which represent contributions made under the contract, plus earnings, less withdrawals and administrative expenses) for credit risk of the contract issuer or otherwise. Wrapper contracts provide the Fixed Income Fund with the ability to use contract value accounting to maintain a constant $1.00 unit price. Wrapper contracts also provide for the payment of Participant-directed withdrawals and exchanges at contract value (principal and interest accrued to date) during the term of the wrapper contracts. However, withdrawals prompted by certain events (e.g., layoffs, retirement during specified early retirement window periods, spin-offs, sale of a division, facility closings, plan terminations, partial plan terminations, changes in law or regulation, material breach of contract responsibilities, loss of the Plan’s qualified status, etc.) may be paid at fair value which may be less than contract value. Currently, management believes that the occurrence of an event that would cause the Plan to be paid at less than contract value is not probable. A wrap issuer may terminate a wrapper contract at any time; however, if the fair value of the contract is less than the contract value, the wrap issuer can either hold the contract until the fair value and contract value are equal or make up the difference between the two. If the funds in the wrapper contracts are needed for benefit payments prior to contract maturity, they may be withdrawn without penalty.
The following tables present the fair values of the Master Trust’s assets on December 31, 2014 and 2013, and the basis for determining their fair values:

11	(Continued)

GENERAL DYNAMICS CORPORATION
401(k) PLAN 4.5
Notes to Financial Statements
December 31, 2014 and 2013

	Fair value	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2014:
General Dynamics Corporation common stock	$3,407,807,484	$3,407,807,484	$—	$—
Participant-Directed Brokerage account:
Equity Securities	73,930,585	73,930,585	—	—
Registered Investment Companies	48,947,692	48,947,692	—	—
Interest bearing cash	32,558,711	32,558,711	—	—
Investments in other equity securities U.S. companies:
Financial	130,159,223	130,159,223	—	—
Capital goods	26,493,904	26,493,904	—	—
Consumer durables and apparel	70,298,665	70,298,665	—	—
Energy	71,233,080	71,233,080	—	—
Food and beverage	61,855,628	61,855,628	—	—
Healthcare and pharmaceutical	146,331,144	146,331,144	—	—
Hospitality	33,655,881	33,655,881	—	—
Media and telecommunications	136,200,047	136,200,047	—	—
Retail	65,630,967	65,630,967	—	—
Technology	345,206,065	345,206,065	—	—
Other	51,680,936	51,680,936	—	—
Synthetic guaranteed investment contracts:
Wrapper contracts	21,833,136	—	—	21,833,136
Mortgage-backed securities	632,170,465	—	632,170,465	—
Asset-backed securities	112,954,166	—	112,954,166	—
Corporate debt obligations	926,217,924	—	926,217,924	—
U.S. government debt obligations	854,645,826	—	854,645,826	—
Foreign government debt obligations	11,012,042	—	11,012,042	—
Overnight deposit accounts	166,554,397	166,554,397	—	—
Collective trusts	2,536,490	—	2,536,490	—
Interest bearing cash	29,354,109	29,354,109	—	—
Units of collective trusts:
Large cap U.S. equity	1,797,989,702	—	1,797,989,702	—
Small/mid cap U.S. equity	1,038,899,035	—	1,038,899,035	—
Blended equity/bond fund	46,342,652	—	46,342,652	—
International equity	96,722,304	—	96,722,304	—
Fixed income	506,285,942	—	506,285,942	—
Target date 2010 – 2020	497,330,088	—	497,330,088	—
Target date 2025 – 2035	656,191,772	—	656,191,772	—
Target date 2040 – 2050	207,949,334	—	207,949,334	—
Target date 2055 – 2060	20,507,515	—	20,507,515	—
Registered investment companies	231,236,182	231,236,182	—	—
Overnight deposit accounts	14,650,298	14,650,298	—	—
Interest bearing cash	5,691,077	5,691,077	—	—
	$12,579,064,468	$5,149,476,075	$7,407,755,257	$21,833,136

12	(Continued)

GENERAL DYNAMICS CORPORATION
401(k) PLAN 4.5
Notes to Financial Statements
December 31, 2014 and 2013

	Fair value	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2013:
General Dynamics Corporation common stock	$2,543,378,903	$2,543,378,903	$—	$—
Participant-Directed Brokerage account:
Equity Securities	47,400,811	47,400,811	—	—
Registered Investment Companies	32,513,083	32,513,083	—	—
Interest bearing cash	25,566,615	25,566,615	—	—
Investments in other equity securities U.S. companies:
Financial	121,415,799	121,415,799	—	—
Capital goods	18,578,759	18,578,759	—	—
Consumer durables and apparel	46,941,360	46,941,360	—	—
Energy	70,967,104	70,967,104	—	—
Food and beverage	55,938,807	55,938,807	—	—
Healthcare and pharmaceutical	141,769,747	141,769,747	—	—
Hospitality	50,393,625	50,393,625	—	—
Media and telecommunications	113,888,143	113,888,143	—	—
Retail	74,306,043	74,306,043	—	—
Technology	294,871,589	294,871,589	—	—
Other	43,213,148	43,213,148	—	—
Synthetic guaranteed investment contracts:
Wrapper contracts	24,481,676	—	—	24,481,676
Mortgage-backed securities	725,043,217	—	725,043,217	—
Asset-backed securities	85,586,186	—	85,586,186	—
Corporate debt obligations	955,786,820	—	955,786,820	—
U.S. government debt obligations	906,707,081	—	906,707,081	—
Foreign government debt obligations	1,830,425	—	1,830,425	—
Overnight deposit accounts	161,096,213	161,096,213	—	—
Collective trusts	29,144,831	—	29,144,831	—
Interest bearing cash	47,062,151	47,062,151	—	—
Units of collective trusts:				—
Large cap U.S. equity	1,582,540,815	—	1,582,540,815	—
Small/mid cap U.S. equity	937,913,740	—	937,913,740	—
Blended equity/bond fund	36,670,242	—	36,670,242	—
International equity	57,353,370	—	57,353,370	—
Fixed income	508,885,931	—	508,885,931	—
Target date 2010 – 2020	415,344,386	—	415,344,386	—
Target date 2025 – 2035	511,921,158	—	511,921,158	—
Target date 2040 – 2050	150,817,149	—	150,817,149	—
Target date 2055 – 2060	9,567,418	—	9,567,418	—
Registered investment companies	158,010,913	158,010,913	—	—
Overnight deposit accounts	20,412,469	20,412,469	—	—
Interest bearing cash	3,566,870	3,566,870	—	—
	$11,010,886,597	$4,071,292,152	$6,915,112,769	$24,481,676

13	(Continued)

GENERAL DYNAMICS CORPORATION
401(k) PLAN 4.5
Notes to Financial Statements
December 31, 2014 and 2013

The table below presents a reconciliation of Plan investments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2014, including the reporting classifications for the applicable gains and losses included in the Statement of Changes in Net Assets Available for Benefits:

Using Significant Unobservable Inputs (Level 3)
Wrapper contracts:
Beginning balance, January 1, 2014	$24,481,676
Total gains or losses included in change in net assets available for benefits:
Unrealized depreciation (relating to assets held at end of year)	(2,648,540)
Net depreciation in fair value of investments	(2,648,540)
Ending balance, December 31, 2014	$21,833,136

The valuation methods described above may produce a fair value that is not indicative of a net realizable value or reflective of future fair values. Furthermore, although the Plan Sponsor believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of financial instruments could result in a different fair value measurement at the reporting date.

(a)	To-Be-Announced Securities (TBA Securities)
The Master Trust may purchase or sell securities on a delayed delivery.  Payment and delivery may take several weeks after the date of the transaction.  The price of the underlying securities and the date when the securities will be delivered and paid for are fixed at the time the transaction is negotiated. The underlying securities are valued at current market value with daily fluctuations in the market value included in net appreciation (depreciation) in fair value of investments. Losses may arise due to changes in the market value of the underlying securities or if the counterparty does not perform under the contract terms, or if the issuer does not issue the securities due to political, economic or other factors.  Such commitments involve a risk of loss if the value of the security to be purchased or sold declines or increases, respectively, prior to settlement date.  At December 31, 2014 and 2013, the Master Trust has recorded approximately $216 million and $149 million, respectively, of pending sales of TBA securities.  These pending sales are reflected as both a negative amount within the mortgage-backed securities investment category in the preceding disclosures at fair value and a corresponding pending trade receivable at contractual value.
In addition, at December 31, 2014 and 2013, the Master Trust has recorded approximately $303 million and $468 million, of pending purchases of TBA securities.   These pending purchases are reflected as both positive amounts within the mortgage-backed securities asset category in the preceding disclosures at fair value and a corresponding pending trade payable at contractual value.
Plan management believes that it is appropriate to present these TBA securities at their gross amounts based on the Plan’s policy to record purchases and sales of securities on a trade date basis.

(5)	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). In the event the Plan is terminated, each participant will automatically become vested in his or her unvested Company contributions. Each participant will receive payments based on the specific dollar amounts and shares of the Company’s common stock in his or her account.

(6)	Party‑in‑Interest Transactions
The Plan may, at the discretion of the Plan’s participants or via the Company match, invest through the Master Trust an unlimited amount of its assets in the Company’s common stock. The Master Trust held 24,762,422 and 26,618,275 shares

14	(Continued)

GENERAL DYNAMICS CORPORATION
401(k) PLAN 4.5
Notes to Financial Statements
December 31, 2014 and 2013

of the Company’s common stock as of December 31, 2014 and 2013, respectively. Dividends earned by the Master Trust on the Company’s common stock were $59,209,192 for the year ended December 31, 2014.
The Plan also invests, through the Master Trust, in investment funds managed by the trustee or affiliates of the trustee of the Plan or by one of its investment managers. These funds are considered party in interest investments. In addition, the Plan invests, through the Master Trust, in common stocks of certain of its service providers which are also considered party in interest investments. These transactions qualify as exempt party-in-interest transactions.
Notes receivable from participants are also considered party in interest transactions.

(7)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits at December 31, 2014 and 2013, as reported in the financial statements to the Form 5500:

	2014	2013
Net assets available for benefits as reported in the financial statements	$5,055,206,629	$4,517,733,318
Delinquent notes receivable in financial statements recorded as distributions in the Form 5500	(2,207,644)	(2,368,684)
Net assets available for benefits as reported in the Form 5500	$5,052,998,985	$4,515,364,634
The following is a reconciliation of benefits paid to participants for the year ended December 31, 2014, as reported in the financial statements to the Form 5500:

Net increase prior to transfers per financial statements	$538,195,110
Deemed distributions of participant loans reported in the 2014 Form 5500	(2,207,644)
Deemed distributions of participant loans reported in the 2013 Form 5500	2,368,684
Net income (loss) per the Form 5500	$538,356,150

15	(Continued)

(8)	Subsequent Events

Plan management has evaluated subsequent events for recognition and disclosure through June 25, 2015.

16

GENERAL DYNAMICS CORPORATION
401(k) PLAN 4.5
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
Year ended December 31, 2014

Participant contributions transferred late to plan	Total that constitute nonexempt prohibited transactions: $401			Total fully corrected under VFCP and PTE 2002-51
Check here if late participant loan repayments are included [X]	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP
2012	$—	$125	$—	$—
2013	—	55	—	—
2014	—	221	—	—
See accompanying Report of Independent Registered Public Accounting firm.

17

GENERAL DYNAMICS CORPORATION
401(k) PLAN 4.5
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral par or maturity date	(d) Cost	(e) Current value
*	Participant Loans	Interest Rates (3.21-10.00%)	#	108,258,423

*	Party-in-interest
#	Cost information omitted for participant directed investments
See accompanying Report of Independent Registered Public Accounting Firm.

18

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees having administrative responsibility for the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL DYNAMICS CORPORATION

As Plan Administrator of the General Dynamics Corporation 401(k) Plan 4.5

by	/s/ John M. Ohrnberger
John M. Ohrnberger Staff Vice President, Compensation & Benefits
Dated: June 25, 2015